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                                                     April 3, 2006


Mark P. Shuman
Branch Chief -- Legal
United States Securities and Exchange Commission
100 F Street NE
Room 4561
Washington, D.C.  20549


                  Re:      TechTeam Global, Inc.
                           Definitive Additional Soliciting Materials filed March 8, 2006 By TechTeam Global Inc.
                           File No. 0-16284

Dear Mr. Shuman:

         We are in receipt of your letter, dated March 9, 2006, setting forth the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing of TechTeam Global, Inc. ("TechTeam," the "Company" or "we"). We understand the seriousness of the Staff's comments, and we appreciate the opportunity to respond to them. On behalf of the Company, we provide the following responses to the Staff's comments:

         1. In response to the Staff's first comment, we respectfully advise the Staff that we now fully understand the applicability of the requirements under Rule 14a-12(a)(1). We will include, in any future definitive additional soliciting materials, the legend advising shareholders, among other things, to read the proxy statement when it is available.

         2. In response to the Staff's second comment, we respectfully advise the Staff that we understand the importance of providing a reasonable factual basis for allegations made with respect to any party. Initially, we note that Costa Brava Partnership III, LP ("Costa Brava") has been involved in litigation with other companies in which it holds an equity position. We refer the Staff to the Schedule 13-D/A filed by Costa Brava with respect to its holdings in Telos Corporation dated October 18, 2005, which has as an exhibit thereto a complaint filed by Costa Brava against Telos Corporation. In Costa Brava's Schedule 13-D/A filed by Costa Brava with respect to its holdings in TechTeam on December 20, 2005, there is included a letter (the "Letter") addressed to our Board of Directors that specifically references the litigation tactics used by Costa Brava in relation to Telos Corporation.

         Moreover, we believe the Letter included as part of Costa Brava's
Schedule 13-D/A filed on December 20, 2005 provides evidence of the disruptive tactics of Costa Brava. The language

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Mr. Mark P. Shuman
Page 2
April 3, 2006

used in the Letter "appears to be intended" to disrupt the Company's activities. Specifically, we consider the Letter to be accusatory and inflammatory. Costa Brava uses language like "...each of you (the Company's Directors) are attempting to maliciously deceive Costa Brava;" "We are both under-whelmed and appalled by your choice of CEO;" "... you have exposed the odious underbelly of the executive recruitment business;" "There is a simple definition for behavior such as this -- 'CRONYISM'"; "These pages [Costa Brava's Schedule 13-D filing in regard to Telos] print a grim legal future for Directors who breach their duties." Accordingly, we believe that this Letter, as well as subsequent communication received by us from Costa Brava, provide support for the statement that Costa Brava engages in disruptive tactics.

         With respect to the statement in our press release that "Costa Brava's recent history of litigation and disruptive tactics appear to be intended to produce quick returns", we note that in Costa Brava's Schedule 13-D/A filed on December 20, 2005, they refer to unlocking the value of TechTeam. In particular, they reference that our government sector business, if sold, would be worth "at least $45 million." We also have had conversations with Costa Brava in which they have stated that we should sell this business in the short term, despite our announced longer term strategic objectives for the government sector business.

         Further, our financial advisor, Thomas Rooney of Chesapeake Group, Inc., submitted a report to TechTeam's Board of Directors on December 6, 2005, in which he made the following points:

         - True activist hedge funds are those that focus exclusively or predominately on activist situations and are structured to deal with the issue of "illiquidity."

         - In most cases the hedge fund is under-water and is simply pursuing an activist path to get back to their cost basis as quickly as possible (get me even, get me out!).

         - These funds are not structured to be activists (read: long term investors), they are not "paid" to be long term investors (if I want to invest in mutual funds at a significantly lower cost!) and their skill sets are around trading (in contrast to PE [private equity]).

         - BEWARE: Hedge funds are the investor vehicle of choice today and going forward but short term performance not the long term interest of the corporation is their focus.

         Mr. Rooney also informed our Board of Directors that he had received unsolicited calls from private equity groups inquiring as to the Company's interest in potentially selling to a private equity group. He indicated that these unsolicited calls were unusual. In one instance, the private equity firm indicated that it had received a call from Costa Brava inquiring as to such private equity firm's interest in potentially buying the Company.

         In the Staff's comment letter, the Staff states that we should "expressly characterize these allegations as your belief." We note that our Chairman, Mr. Cooper, did couch subjectively the statement made in our press release by noting "we are concerned" that Costa Brava was acting in a fashion "intended to produce quick returns." However, in our future filings, we will redouble

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Mr. Mark P. Shuman
Page 3
April 3, 2006


our efforts to make certain that we characterize any allegations as our belief and provide a reasonable factual foundation for them.

         Further, as requested by the Staff, we acknowledge that:

         - The Company is responsible for the adequacy and accuracy of our disclosures in its filings;

         - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - The Company may not assert Staff comments as a defense in any proceeding initiate by the Commission or any person under the federal securities laws of the United States.

         Should you require any further information regarding the foregoing, please contact me, at (248) 213-3645, or our outside counsel, Todd Pfister, of Foley & Lardner LLP, at (312) 832-4579.

                                               Sincerely,


                                               /s/ Michael A. Sosin

                                               Michael A. Sosin
                                               Vice President, General Counsel,
                                               And Secretary


cc:      William C. Brown
         Todd Pfister, Foley & Lardner LLP